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                                                                 EXHIBIT (a)(14)


[ITT LOGO]                                     ITT CORPORATION
                                               Rand V. Araskog
                                               Chairman and Chief
                                               Executive


                                               August 27, 1997

Dear Stockholder:

     At a meeting on Thursday, August 14, your Board of Directors considered Hilton Hotels Corporation's revised $70 per share offer for ITT, and unanimously reaffirmed its conclusion that Hilton's proposed transaction is inadequate and not in the best interests of the stockholders and other constituents of ITT. Accordingly, your Board continues to unanimously recommend that you reject Hilton's proposed transaction and not tender your shares pursuant to Hilton's offer.


     At such meeting your Board also reaffirmed its belief that the interests of stockholders and other constituents of ITT would be best served by the continued independence of ITT and by the pursuit of the previously announced Comprehensive Plan. The Comprehensive Plan includes the distribution to stockholders of all the outstanding common stock of ITT Destinations, Inc., a newly formed subsidiary which will own ITT's hotels and gaming businesses, and the common stock owned by ITT of ITT Educational Services, Inc., the subsidiary which owns ITT's post-secondary technical education business, the repurchase, through an equity self tender offer, of up to 30 million shares of ITT's common stock at a price of $70 per share, and the allocation of ITT's debt between ITT and ITT Destinations.



     ITT has amended its equity self tender offer, originally commenced on July 17, 1997, to extend its expiration to 5:00 p.m., New York City time, on Tuesday, September 9, 1997, and to revise the offer in certain other respects. A supplement to ITT's Offer to Purchase explaining these changes to the equity self tender offer is enclosed. We are working diligently toward satisfying all the conditions to our offer as well as the other elements of the Comprehensive Plan as promptly as possible.



     I encourage you to read the enclosed materials and the other offer materials previously circulated carefully before making any decision with respect to the equity tender offer.


     Any questions you have about the equity tender offer should be directed to Georgeson & Company Inc., for general information, at (800) 223-2064 or Goldman, Sachs & Co. or Lazard Freres & Co. LLC, the dealer managers for the equity tender offer, at the phone numbers on the back cover of the enclosed Supplement to the Offer to Purchase.

     Please be assured that your Board of Directors and the management of ITT will continue to act in the best interests of its stockholders and ITT. Your Directors thank you for your support.

                                          Very truly yours,

                                          /s/ RAND V. ARASKOG
                                          Rand V. Araskog

                                          Chairman and Chief Executive